UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 4, 2023

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In the Matter of

SNM Global Holdings
7950 NW 53rd Street, Suite 337
Miami, FL 33166

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12167

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   SNM Global Holdings filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 4, 2023.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Mara Ransom
       Office Chief